SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 20, 2008

(Commission File No. 1-15024)

This Report on Form 6-K shall be incorporated by reference in our Registration Statements on Form F-3 as filed with the Commission on May 11, 2001 (File No. 333-60712) and our Registration Statements on Form S-8 as filed with the Commission on September 5, 2006 (File No. 333-137112) and on October 1, 2004 (File No. 333-119475), in each case to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

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Enclosure:             Novartis AG Announces Results for the First Nine Months of 2008

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

FINANCIAL REPORT   •   RAPPORT TRIMESTRIEL   •   QUARTALSBERICHT

Novartis delivers sustained strong performance in first nine months of 2008 underpinned by accelerating growth in pharmaceuticals

•      Continuing healthcare operations build momentum in the first nine months of 2008

•      Net sales advance 12% (+4% in local currencies) to USD 31.4 billion, led by Pharmaceuticals and double-digit growth in Vaccines and Diagnostics

•      Operating income up 24% to USD 7.3 billion on the solid business expansion, enhanced productivity and currency benefits

•      Net income up 19% to USD 6.7 billion, impacted by a higher tax rate in 2008 and the start of financing costs for 25% Alcon investment; Basic EPS up 22% to USD 2.93

•      Strong pipeline: Three submissions receive accelerated US priority review status amid plans for more than 10 major US/EU regulatory submissions in 2008

•      New Group structure and nominations strengthen top leadership team

•      Novartis on track to achieve another year of record sales and earnings in 2008

Key figures – Continuing operations

Nine months to September 30

	YTD 2008		YTD 2007		% change
	USD m	% of net sales	USD m	% of net sales	USD	lc
Net sales	31 382		28 141		12	4
Operating income(1)	7 284	23.2	5 884	20.9	24
Net income(1)	6 656	21.2	5 609	19.9	19
Basic earnings per share	USD 2.93		USD 2.40		22

Third quarter

	Q3 2008		Q3 2007		% change
	USD m	% of net sales	USD m	% of net sales	USD	lc
Net sales	10 747		9 613		12	7
Operating income(1)	2 335	21.7	1 452	15.1	61
Net income(1)	2 082	19.4	1 574	16.4	32
Basic earnings per share	USD 0.92		USD 0.68		35

(1)

Operating income and net income for the 2007 periods includes an exceptional pre-tax incremental environmental provision charge of USD 590 million (USD 463 million after taxes) to cover worldwide remediation plans

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies

Basel, October 20, 2008 — Commenting on the results, Dr. Daniel Vasella, Chairman and CEO of Novartis said: “Led by the enhanced performance of Pharmaceuticals in all regions as well as solid sales growth in Vaccines and Diagnostics and productivity gains in Consumer Health, we have achieved strong results in the third quarter of 2008 despite significant volatility in the global economic environment. We are rejuvenating our portfolio as recently launched pharmaceutical products provided USD 2.1 billion in sales to date in 2008 and several novel medicines have been recognized for their benefits to patients with priority review status at the FDA. Also, with a strong new leadership team, Novartis is positioning itself for continued growth and success in a demanding environment. Despite the economic uncertainty in the world markets, Novartis is on track for another year of record results in 2008, continuing to build momentum by focusing on innovation and performance.”

OVERVIEW

Nine months to September 30

Accelerating Pharmaceuticals growth underpins the strong results in continuing operations now focused solely on healthcare.

Group net sales rose 12% (+4% in local currencies) to USD 31.4 billion as higher sales volumes produced five percentage points and positive currency translation contributed eight points. Price changes reduced sales by one percentage point. Acquisitions had no impact.

Operating income advanced 24% to USD 7.3 billion thanks to the strong business expansion, as well as productivity gains from Forward, the Group-wide efficiency initiative that has provided resources for investments in strategic initiatives such as stepping up innovation and expanding in high-growth markets. The 2007 third quarter included an exceptional charge of USD 590 million to increase corporate environmental provisions. The operating income margin rose to 23.2% of net sales from 20.9% in the year-ago period. Excluding the environmental charge, operating income was up 13% in the first nine months of 2008.

Net income rose 19% to USD 6.7 billion in the 2008 nine-month period. Net income growth was slower than operating income growth due to an unusually low tax rate in 2007 that reflected various one-time factors. Also, weighing on the performance were financing costs since July 2008 for the acquisition of an initial 25% stake in Alcon, the world leader in eye care, from Nestlé S.A. Basic earnings per share (EPS) advanced 22% to USD 2.93 on fewer outstanding shares.

Third quarter

Group net sales rose 12% (+7% lc) to USD 10.7 billion as Pharmaceuticals grew ahead of expectations and the US business returned to growth following challenges from products lost to generic competition in 2007 and the Zelnorm suspension, which negatively affected results in 2007. Higher sales volumes contributed eight percentage points of growth, while positive currency translation provided five percentage points. Price changes reduced sales by one percentage point.

Operating income surged 61% to USD 2.3 billion on the solid business expansion along with productivity gains in Pharmaceuticals, Sandoz and Consumer Health as well as from the Forward initiative. The operating income margin rose to 21.7% of net sales from 15.1% in the 2007 period. Excluding the year-ago exceptional corporate environmental charge, operating income rose 14%, above net sales expansion.

Net income rose 32% to USD 2.1 billion, at a slower pace than operating income as a result of the negative impact of a 14% tax rate in the 2008 quarter as compared to 2.3% in the 2007 period, which was very low due to various one-time factors, as well as higher financing costs due to the first stage of the Alcon acquisition in the 2008 third quarter. Basic earnings per share (EPS) rose 35% to USD 0.92. Excluding the corporate environmental charge in 2007, net income in the 2008 third quarter rose 2%.

Taking strategic actions for sustainable growth

In a rapidly changing and increasingly challenging environment, Novartis is implementing longer-term strategic initiatives to deliver sustainable and profitable growth. Key actions include strengthening the Group’s healthcare portfolio, driving innovation through novel medicines, expanding in high-growth markets and improving efficiency.

Selectively strengthening healthcare portfolio

Novartis is strengthening its healthcare portfolio through targeted acquisitions. On July 7, Novartis purchased a 25% stake in Alcon Inc. (NYSE: ACL), the world’s largest and most profitable eye care company, from Nestlé S.A. for USD 10.4 billion in cash as part of an agreement providing Novartis an opportunity to take majority ownership. In an optional second step, Novartis can acquire, and Nestlé can sell, the remaining 52% Alcon stake held by Nestlé between January 2010 and July 2011 for up to USD 28 billion. Alcon offers a range of pharmaceutical, surgical and consumer products for conditions of the eye.  Also in the third quarter, Novartis acquired Speedel Holding Ltd. (SWX: SPPN), underpinning the direct renin inhibition program led by Tekturna/Rasilez and follow-on programs. Novartis holds 99.8% of Speedel’s outstanding shares after a mandatory public tender offer ended in September. The acquisition price for the 90% not previously owned is estimated at CHF 933 million (or currently USD 850 million). Some of Speedel’s development projects are being integrated into Pharmaceuticals R&D operations.

Stepping up innovation

Across the Novartis healthcare portfolio, sustained investments in innovation are delivering benefits for patients as pipeline projects are progressing well. A number of important US and EU submissions are being completed in 2008. Afinitor (RAD001), a breakthrough for advanced kidney cancer, is among three compounds accepted by the FDA for priority review. The meningococcal meningitis vaccine Menveo, which has the potential to become the first of its kind to protect from infancy to adulthood against four common serogroups in this often-fatal bacterial disease, was submitted for US approval in August. QAB149, a once-daily bronchodilator in development and a cornerstone for future respiratory disease therapies, will also be filed in 2008 for use against chronic obstructive pulmonary disease.

Expanding in high-growth markets

Novartis is expanding in high-growth emerging markets around the world, particularly the seven priority countries of Brazil, China, India, Mexico, Russia, South Korea and Turkey. The Group’s net sales for these priority markets rose 17% lc to USD 3.3 billion in the first nine months, with all emerging markets worldwide now at about 25% of total net sales.

Improving organizational efficiency

The Forward initiative is advancing quickly to improve speed, flexibility and productivity. More than 150 projects are underway following the start of Forward in December 2007 with the aim of streamlining decision-making and freeing up resources to support future growth. Cost savings of USD 714 million have already been delivered in 2008, exceeding the planned target of USD 670 million. A pre-tax annual cost savings goal of USD 1.6 billion has been set for 2010 compared to 2007.

New commercial model for US General Medicines business

As the US market continues to diversify and become more complex, an innovative new program called “Customer Centric Initiative” is underway to implement a new regional US business model that will better address customer needs and differences in local market dynamics. Five new regional units will be created that have cross-functional responsibility for the full primary care product portfolio, replacing the nationally managed sales forces.

This new model is designed to be more effective at driving sales growth by better meeting the diverse needs of multiple customers as well as a more efficient deployment of resources.  About 550 full-time equivalent positions in the US sales force organization are planned to be reduced in a socially responsible manner, with more than half of the reductions planned from not filling already vacant positions. The new organization will start on January 1, 2009. A one-time charge of approximately USD 20 million is planned to be taken in the 2008 fourth quarter, with annual cost savings of USD 80 million anticipated from 2010.

New Novartis organizational structure and management changes

Novartis announced today the appointment of Joerg Reinhardt, PhD, as the new Chief Operating Officer, reporting to Dr. Daniel Vasella, Chairman and CEO. Replacing Joerg Reinhardt as Head of Vaccines and Diagnostics is Andrin Oswald, MD, currently CEO of Speedel and Global Head of Pharmaceutical Development Franchises. Furthermore, the Board has appointed George Gunn, MRCVS, as the new Head of Consumer Health in addition to his current role as Head of the Animal Health business unit. He will replace Thomas Ebeling, who has decided to pursue his career outside the company. Andreas Rummelt, PhD, will assume the newly created position of Group Head of Quality Assurance and Technical Operations and will remain a member of the Executive Committee of Novartis. Jeff George, currently Head of Emerging Markets in the Pharmaceuticals Division, will replace him as the new Head of Sandoz. In addition to his role as Head of the Oncology business unit in the Pharmaceuticals Division, David Epstein will also lead a new unit focusing on innovative molecular diagnostics. These changes will become effective on December 1, 2008. In addition, Thomas Werlen, PhD, who serves as General Counsel, was named a member of the Executive Committee with immediate effect.

William George, a member of the Novartis Board of Directors, has decided not to stand for reelection at the next annual shareholder meeting. At the next meeting, which is scheduled for February 2009, the Board will propose William Brody, MD, PhD, for election. He is President of The Johns Hopkins University and designated President of the Salk Institute. The Board of Directors and Dr. Daniel Vasella have also reached an agreement on the terms of a new contract extending his current position as Chairman and CEO of Novartis.

Group outlook

(Barring any unforeseen events)

Novartis reaffirms expectations for another year of record net sales and earnings in 2008 from the Group’s continuing operations now focused solely on healthcare. Net sales from continuing operations for the Group are expected to rise at a mid-single-digit rate in local currencies. The strong momentum in Pharmaceuticals has confirmed expectations for a new growth cycle in the second half of 2008, with the Division’s net sales now expected to grow at a mid-single-digit rate in 2008 in local currencies. Sandoz net sales are now expected to grow at a low-single-digit rate for the full year in local currencies.

BUSINESS REVIEW

Nine months to September 30

Net sales

	YTD 2008	YTD 2007	% change
	USD m	USD m	USD	lc
Pharmaceuticals	19 901	17 873	11	4
Vaccines and Diagnostics	1 268	1 054	20	15
Sandoz	5 753	5 198	11	1
Consumer Health continuing operations	4 460	4 016	11	4
Net sales from continuing operations	31 382	28 141	12	4

Pharmaceuticals: +11% (+4% lc) to USD 19.9 billion

Accelerating momentum in Pharmaceuticals has been driven by ongoing dynamic growth from Novartis Oncology, the portfolio of high blood pressure medicines and USD 2.1 billion of contributions from recently launched products.

Outside North America, all regions achieved strong growth, led by Europe at USD 7.8 billion (+9% lc), Japan at USD 1.9 billion (+5% lc), Latin America at USD 1.3 billion (+7% lc) and the rest of the world at USD 2.0 billion (+16% lc). US net sales fell 5%, but have been recovering from the negative impact of lower sales during 2007 from four products (Lotrel, Lamisil, Trileptal and Famvir) that face generic competition as well as the suspension of Zelnorm.

Oncology (USD 6.2 billion, +14% lc) represented 31% of Pharmaceuticals net sales in the first nine months of 2008, and provided four of the five top-selling medicines with Gleevec/Glivec (USD 2.8 billion, +16% lc) as the flagship product. Cardiovascular strategic products (USD 5.0 billion, +8% lc) advanced on further gains for Diovan (USD 4.3 billion, +11% lc) and increasing contributions from the new high blood pressure medicines Exforge and Tekturna/Rasilez.

More than 100 new product launches have been completed in the top 20 countries so far in 2008 following the 15 major US and European regulatory approvals in 2007. Among top performers were the once-yearly osteoporosis therapy Aclasta/Reclast (USD 169 million), the age-related blindness medicine Lucentis (USD 658 million) and the addition of a once-daily skin patch that has reinvigorated the Exelon franchise (USD 606 million, +21% lc).

Vaccines and Diagnostics: +20% (+15% lc) to USD 1.3 billion

Deliveries of H5N1 pandemic influenza vaccines to the US government in 2008 as well as a solid performance from the blood testing diagnostics business led the double-digit expansion, with additional growth from pediatric vaccines, the Menjugate meningitis C vaccine and tick-borne encephalitis (TBE) vaccines.

Sandoz: +11% (+1% lc) to USD 5.8 billion

Improving performances in many key markets offset the US, where net sales fell 9% on a lack of new product launches in 2008 and lower prices. Central and Eastern European sales rose over 16% lc, with Russia among the top five Sandoz countries worldwide. In Germany, net sales were largely unchanged, but market share rose nearly three percentage points. Canada, Turkey and Brazil were among top-performing emerging generics markets.

Consumer Health continuing operations: +11% (+4% lc) to USD 4.5 billion

CIBA Vision delivered the strongest performance, benefiting from new contact lens product launches in key regions in 2008. Animal Health expanded its companion animal business, while OTC growth in key emerging markets more than offset lower sales in the US that have been hampered by factors that include changes in consumer spending.

Operating income

	YTD 2008		YTD 2007		Change
	USD m	% of net sales	USD m	% of net sales	%
Pharmaceuticals	6 017	30.2	5 161	28.9	17
Vaccines and Diagnostics	52	4.1	179	17.0	–71
Sandoz	884	15.4	789	15.2	12
Consumer Health continuing operations	858	19.2	727	18.1	18
Corporate income & expense, net(1)	–527		–972		–46
Operating income from continuing operations(1)	7 284	23.2	5 884	20.9	24

(1)	Operating income and Corporate income & expense, net, for 2007 periods includes an exceptional incremental environmental provision charge of USD 590 million for worldwide remediation plans.

Pharmaceuticals: +17% to USD 6.0 billion

The strong improvement in operating income was underpinned by productivity gains as the operating margin rose 1.3 percentage points to 30.2% of net sales. Marketing & Sales declined 1.4 percentage points to 30.0% of net sales as productivity gains more than offset major investments in the rollout of new products including Exforge, Tekturna/Rasilez, Aclasta/Reclast, Lucentis and Exelon Patch. R&D investments rose 16%, supporting expansion in biologics and initiatives to accelerate the Oncology pipeline. R&D expenses also included a one-time charge of USD 223 million for full impairment of the development project Aurograb™. Cost of Goods Sold improved 1.5 percentage points largely due to a one-time charge of USD 320 million in the 2007 period for a partial impairment of Famvir after the start of US generic competition. Other Income & Expenses were negative in the 2008 period compared to small income in 2007 from various one-time gains, including proceeds from the sale of shares and product divestments.

Vaccines and Diagnostics: –71% to USD 52 million

Major investments in two meningitis vaccines in Phase III development as well as initiatives to improve manufacturing quality and capacity, and a strong negative financial exchange rate impact were among reasons for the decline in operating income. Adjusted operating income (excluding exceptional items and amortization of intangible assets) was USD 254 million in the first nine months compared to USD 323 million in the 2007 period.

Sandoz: +12% to USD 884 million

Despite lower contributions from the US, the positive performance supported accelerated R&D investments (+27%), particularly in difficult-to-make generics that provide a competitive advantage, and a 22% rise in Marketing & Sales for the expansion in emerging markets. Costs of Goods Sold improved from a favorable product mix and efficiency gains. The operating margin rose 0.2 percentage points to 15.4% of net sales.

Consumer Health continuing operations: +18% to USD 858 million

Operating income achieved a much faster growth rate than net sales on the back of the solid expansion and productivity gains in all businesses from the Forward initiative. The operating income margin improved 1.1 percentage points to 19.2% of net sales.

Corporate income and expense, net

The 2007 period included the exceptional charge of USD 590 million for corporate environmental provisions. Excluding this charge, the higher expenses came from additional investments in global IT infrastructure and the translation impact of negative foreign exchange movements.

Third quarter

Net sales

	Q3 2008	Q3 2007	% change
	USD m	USD m	USD	lc
Pharmaceuticals	6 709	5 885	14	9
Vaccines and Diagnostics	666	572	16	14
Sandoz	1 899	1 783	7	0
Consumer Health continuing operations	1 473	1 373	7	3
Net sales from continuing operations	10 747	9 613	12	7

Pharmaceuticals: +14% (+9% lc) to USD 6.7 billion

Building on the turnaround achieved during 2008, all regions contributed to the improving performance driven by ongoing expansion of the flagship oncology and cardiovascular franchises as well as USD 800 million in sales from recently launched products, particularly Lucentis, Aclasta/Reclast, Exforge, Tekturna/Rasilez, Exjade and Exelon Patch.

Overcoming the challenges of 2007, the US returned to growth for the first time in 2008 as net sales rose 9% on the underlying strong expansion, particularly in Oncology. Outside of North America, all other regions delivered growth: Europe (USD 2.6 billion, +9% lc), Japan (USD 624 million, +3% lc), Latin America (USD 441 million, +4% lc) and the rest of the world (USD 672 million, +11% lc).

Oncology (USD 2.1 billion, +15% lc) solidified its position as the leading performer with one-third of total Pharmaceutical net sales and driven by Gleevec/Glivec (USD 950 million, +15% lc), Zometa (USD 360 million, +9% lc) and Femara (USD 289 million, +16% lc). The Cardiovascular strategic franchise rose 20% lc to USD 1.7 billion, gaining share in the global antihypertension market on contributions from the new high blood pressure medicines Tekturna/Rasilez and Exforge as well as Diovan (USD 1.4 billion, +9% lc).

Vaccines and Diagnostics: +16% (+14% lc) to USD 666 million

A sale of H5N1 pandemic vaccines to the US government and increased sales of pediatric vaccines led the double-digit improvement. About 33 million doses of seasonal influenza vaccines have been sold so far for the 2008/2009 season, with additional sales expected in the 2008 fourth quarter. Diagnostics maintained solid growth.

Sandoz: +7% (+0% lc) to USD 1.9 billion

Solid results in many key regions, including a 20% lc rise in Central and Eastern Europe, were offset by a 15% decline in the US, where there were no new product launches. Among the countries with improving contributions were Russia, Poland and Ukraine.

Consumer Health continuing operations: +7% (+3% lc) to USD 1.5 billion

All businesses generated higher sales, particularly CIBA Vision thanks to new contact lens product launches. Animal Health was helped by market share gains in the US parasiticide market and expansion of its companion animal business. OTC achieved modest growth as emerging markets offset an ongoing decline in US sales linked to economic conditions.

Operating income

	Q3 2008		Q3 2007		Change
	USD m	% of net sales	USD m	% of net sales	%
Pharmaceuticals	1 743	26.0	1 541	26.2	13
Vaccines and Diagnostics	180	27.0	172	30.1	5
Sandoz	293	15.4	228	12.8	29
Consumer Health continuing operations	292	19.8	244	17.8	20
Corporate income & expense, net(1)	–173		–733		–76
Operating income from continuing operations(1)	2 335	21.7	1 452	15.1	61

(1)	Operating income and Corporate income & expense, net, for 2007 periods includes an exceptional incremental environmental provision charge of USD 590 million for worldwide remediation plans.

Pharmaceuticals: +13% to USD 1.7 billion

The double-digit improvement was largely in line with higher net sales, with the operating income margin declining slightly by 0.2 percentage points to 26.0% of net sales. Marketing & Sales fell sharply to 29.2% of net sales from 31.3% in the year-ago quarter on the benefits of productivity gains amid sustained investments in new product launches that have been providing significant sales contributions in 2008. R&D expenses were up 2.7 percentage points, mainly from the Aurograb™ charge, but partially offset by productivity gains. Cost of Goods Sold declined 4.2 percentage points as a percentage of net sales, mainly due to the year-ago charge of USD 320 million for the Famvir impairment, while production costs rose 1.3 percentage points in 2008 due to the impact of an inventory optimization initiative and currency effects. Other Income & Expenses swung to a net expense in the 2008 third quarter compared to income in the 2007 period that included USD 166 million in one-time divestment gains.

Vaccines and Diagnostics: +5% to USD 180 million

Adjusted operating income (excluding exceptional items and amortization of intangible assets) rose to USD 258 million from USD 246 million in the 2007 quarter.

Sandoz: +29% to USD 293 million

Significant operational efficiency gains in manufacturing and procurement underpinned strong gains that compensated for lower contributions from the US and supported investments in product development and emerging markets. Operating income also benefited from lower impairment charges in 2008 compared to 2007.The operating income margin rose 2.6 percentage points from the year-ago quarter to 15.4% of net sales.

Consumer Health continuing operations: +20% to USD 292 million

The solid business expansion, particularly in CIBA Vision and Animal Health, and benefits of improved productivity in all businesses from the Forward initiative led to double-digit growth. The operating income margin rose 2.0 percentage points to 19.8% of net sales.

Corporate income and expense, net

Excluding the year-ago exceptional charge for corporate environmental provisions, the increase in net corporate expenses came primarily from additional investments in global IT infrastructure and the translation impact of negative foreign exchange movements.

FINANCIAL REVIEW

Nine months to September 30 and third quarter

	YTD 2008	YTD 2007	Change	Q3 2008	Q3 2007	Change
	USD m	USD m	%	USD m	USD m	%
Operating income from continuing operations(1)	7 284	5 884	24	2 335	1 452	61
Income from associated companies	344	308	12	88	116	–24
Financial income	326	286	14	93	109	–15
Interest expense	–214	–176	22	–96	–66	45
Taxes	–1 084	–693	56	–338	–37
Net income from continuing operations	6 656	5 609	19	2 082	1 574	32
Net income from discontinued operations	28	5 446		19	5 294
Total net income(1)	6 684	11 055	–40	2 101	6 868	–69

(1)	Operating income for the 2007 periods includes an exceptional incremental environmental provision charge of USD 590 million to cover worldwide remediation plans (USD 463 million after taxes).

Income from associated companies

Higher contributions from the Roche investment led to the rise for the first nine months of 2008, while the decline in the 2008 third quarter was due to negative adjustments to first- half 2008 estimates for Roche and foreign exchange movements. The 2008 third quarter also included for the first time results from the July acquisition of a 25% stake in Alcon, which was a net expense of USD 5 million as the anticipated net income contribution was more than offset by the amortization of intangible assets and other charges.

Financial income, net

Financing costs to purchase the initial 25% Alcon stake and lower levels of average net liquidity led to net financial expenses of USD 3 million in the 2008 third quarter, a swing from USD 43 million of net financial income in the year-ago period. For the first nine months, however, net financial income was largely unchanged at USD 112 million as proceeds received from divestments during the second half of 2007 provided significantly higher net financial income during the first half of 2008.

Taxes

The unusually low tax rates in the 2007 periods (2.3% for third quarter and 11.0% for the first nine months) included favorable one-time benefits from the corporate environmental provision charge as well as several other factors that occurred mainly in the 2007 third quarter. The tax rate for continuing operations was 14.0% for the first nine months of 2008 as well as the third quarter, in line with full-year 2008 expectations.

Net income from discontinued operations

The significant gains in 2007 discontinued operations represent the divestments of Medical Nutrition (as of July 1, 2007) and Gerber (as of September 1, 2007).  In the 2008 periods, contributions represent various adjustments to accruals related to these divestments.

Balance sheet

Total equity rose to USD 50.7 billion as of September 30, 2008, compared to USD 49.4 billion at the end of 2007. This increase of USD 1.3 billion comes from USD 6.7 billion in net income that was offset by currency translation losses of USD 0.6 billion, USD 3.3 billion for the 2008 dividend payment (which was 29% higher than the year-earlier payment in US dollar terms), USD 0.9 billion in actuarial losses on defined-benefit pension plans and USD 0.6 billion for purchase of treasury shares and other items.

The debt/equity ratio rose to 0.21:1 from 0.12:1 at the end of 2007 following the launch of significant financing programs to support recent acquisitions, particularly the 25% Alcon stake and Speedel. Two Swiss franc bond issues were successfully completed during the second quarter of 2008, raising CHF 1.5 billion, while the Commercial Paper program in the US provided USD 3.8 billion in additional financing.

Net debt at September 30, 2008, was USD 2.7 billion compared to net liquidity of USD 7.4 billion at the end of 2007, reflecting payments during the 2008 third quarter of USD 11.1 billion for the Alcon, Speedel and Protez acquisitions.

Novartis continues to have a very strong credit rating, with Standard & Poor’s rating Novartis as AA- for long-term maturities and as A-1+ for short-term maturities. Moody’s has rated the Group as Aa2 and P-1, respectively, while Fitch has given a long-term rating of AA and a short-term rating of F1+.

Novartis suspended its share repurchase program in April 2008 after announcing the Alcon agreement. Before the suspension, six million shares were repurchased for USD 296 million via a second trading line on the Swiss Stock Exchange.

Cash flow

In the first nine months of 2008, cash flow from operating activities from continuing operations rose USD 0.3 billion to USD 6.6 billion. Cash outflow from investing activities from continuing operations amounted to USD 8.6 billion, mainly from the purchase of the initial 25% stake in Alcon and USD 1.4 billion in capital expenditures. Proceeds of the Swiss franc bond offerings in the 2008 second quarter and the ongoing US commercial paper program provided a cash inflow of USD 5.2 billion. This was partially offset by the 2007 dividend payment of USD 3.3 billion, treasury share repurchases of USD 0.5 billion and a decrease of USD 0.2 billion in other current and non-current financial debts, which resulted in a net cash inflow of USD 1.2 billion from financing activities from continuing operations.

PHARMACEUTICALS PRODUCT REVIEW

Notes: Net sales data refer to worldwide performance in local currencies for the first nine months of 2008.

Diovan (USD 4.3 billion, +11% lc), the world’s top-selling branded medicine for high blood pressure, has grown steadily in all key markets worldwide, with areas outside the US now accounting for about 60% of net sales and delivering 12% lc growth. US sales rose 10% as Diovan strengthened its 40% leading share of the angiotensin receptor blockers (ARBs) segment despite an overall slowdown in the antihypertensive market, including ARBs. Diovan has benefited from its status as the only medicine in the ARB class approved to treat high blood pressure, high-risk heart attack survivors and heart failure.

Gleevec/Glivec (USD 2.8 billion, +16% lc), a targeted therapy for certain forms of chronic myeloid leukemia (CML) and gastrointestinal stromal tumors (GIST), has sustained solid double-digit growth during 2008 based on its status as the leading therapy for these and other life-threatening forms of cancer. Glivec has received priority review status from the FDA as the first therapy to be assessed for use after surgery for GIST (adjuvant setting). Phase III results published in 2007 showed a dramatic 89% reduction in risk of GIST returning after surgery in patients treated with Glivec compared to placebo. A decision by the FDA is expected by the end of 2008. Similar submissions have been filed in the EU and Switzerland, and will be filed in other countries.

Zometa (USD 1.0 billion, +3% lc), an intravenous bisphosphonate therapy for patients with cancer that has spread to the bones, has resumed growth worldwide. Sales, which rose 9% lc in the third quarter, were supported by existing indications as well as new data presented in May at the American Society of Clinical Oncology showing for the first time in a large trial a significant anticancer benefit of Zometa therapy. The study in premenopausal women with hormone-sensitive, early-stage breast cancer showed the addition of Zometa to hormone therapy after surgery significantly reduced the risk of recurrence or death by 36% beyond benefits achieved with hormone therapy alone. More studies are underway to review potential benefits. Two studies, AZURE (pre-and post-menopausal breast cancer) and ZEUS (prostate cancer), have completed recruitment.

Sandostatin (USD 852 million, +7% lc), for acromegaly and various neuroendocrine and carcinoid tumors, has seen strong growth from Sandostatin LAR, the once-monthly version that accounts for 85% of net sales, particularly in key regions such as Latin America and in emerging markets. New competition in the US had minimal impact on the growth of Sandostatin LAR (less than 2% market share).

Femara (USD 850 million, +18% lc), an oral therapy for women with hormone-sensitive breast cancer, has grown dynamically thanks to its unique range of clinical trial data, outpacing competitors and capturing over 30% of the aromatase inhibitor segment (IMS Health: June 2008). The entry of generic competition in some markets, including southern Europe, has had a modest impact on global growth.

Lucentis (USD 658 million), a biotechnology eye therapy now approved in more than 70 countries, has delivered dynamic growth since its first launch in early 2007. Lucentis is the only treatment proven to maintain and improve vision in patients with “wet” age-related macular degeneration, a leading cause of blindness in people over age 50, and has been judged as cost-effective by various government health agencies, including the UK National Institute for Health and Clinical Excellence (NICE). Genentech holds the US rights.

Exelon/Exelon Patch (USD 606 million, +21% lc), a therapy for mild to moderate forms of Alzheimer’s disease and dementia linked with Parkinson’s disease, exceeded the USD 500 million milestone thanks to dynamic growth in the once-daily Exelon Patch, which provided 45% of US sales, and led to overall market share gains.

Exjade (USD 386 million, +42% lc) is now available in over 90 countries as the first and only once-daily oral therapy for iron overload, a potentially fatal condition linked to various blood disorders.

Lotrel (USD 296 million, –55% lc, only in the US), a single-pill combination therapy for high blood pressure, has fallen since mid-2007 after an “at risk” launch by a generic competitor despite a US patent valid until 2017. Sales come from higher-dose formulations.

Exforge (USD 288 million), a single-pill combination of the angiotensin receptor blocker Diovan (valsartan) with the calcium channel blocker amlodipine, has continued to set new standards for launching high blood pressure combination therapies. The US approved Exforge in July 2008 as a first-line therapy, providing a new growth opportunity.

Trileptal (USD 259 million, –59% lc), for epilepsy seizures, has been impacted by generic competition for tablet formulations in key markets, including the US, since late 2007.

Xolair (USD 156 million, +39% lc, only Novartis sales), a biotechnology therapy for moderate to severe allergic asthma, showed recent positive new Phase III data for use in treating children. Results showed children age 6 to 11 years taking Xolair for 24 weeks suffered fewer exacerbations than children on placebo. Xolair was generally safe and well tolerated. Novartis plans to submit these data in the US and Europe for regulatory approvals. Xolair Liquid was also submitted in March 2008 for EU approval. Novartis co-promotes Xolair with Genentech in the US and shares a portion of operating income. Genentech’s Xolair sales in the US were USD 382 million for the first nine months of 2008.

Aclasta/Reclast (USD 169 million), a once-yearly infusion therapy for various forms of osteoporosis, has now been used in more than 250,000 patients worldwide and has outpaced benchmarks since its launch in August 2007. New indications approved in 2008 have broadened the use of Aclasta in Europe to include treating osteoporosis in men. Data also shows Aclasta reduces the risk of new fractures after a hip fracture in both men and women. The updated European product information also includes study results showing Aclasta reduced all-cause mortality in trial patients by 28% against placebo.

Tekturna/Rasilez (USD 98 million), a direct renin inhibitor that represents the first new type of high blood pressure medicine in more than a decade, continues to grow in the US and in Europe. Data from the ALOFT (heart failure) and AVOID (kidney disease) studies, which are part of the ASPIRE HIGHER cardio-renal outcomes trial program, have been added to European product information. Regulatory decisions are expected soon for Rasilez HCT, a combination with a diuretic, in Switzerland and Europe. Data from the AGELESS study will be unveiled at the American Heart Association meeting in November.

Tasigna (USD 57 million) is available in over 50 countries and gaining as a new therapy for patients with a certain form of chronic myeloid leukemia (CML) resistant or intolerant to prior therapy, including Gleevec/Glivec. A Phase III trial comparing Tasigna and Gleevec/Glivec in newly diagnosed CML patients completed recruitment in the quarter.

Galvus (USD 25 million), a new oral treatment for type 2 diabetes, and Eucreas, a single-tablet combination with metformin, have shown promising results during the rollout in

Europe following approvals in early 2008. The majority of sales in Europe and Latin America have been for Eucreas, the first single-pill combination in the DPP-IV inhibitor class to be launched in Europe. A resubmission for US approval is not planned.

R&D UPDATE

Pharmaceuticals

Afinitor (everolimus, RAD001), an oral inhibitor of the mTOR pathway that acts by directly inhibiting tumor cell growth and metabolism as well as the formation of new blood vessels (angiogenesis), continues to demonstrate potential in multiple cancers. It received priority review status from the FDA based on results from the RECORD-1 trial showing Afinitor more than doubled the time without tumor growth in patients with advanced kidney cancer after failure of standard treatment. A decision in the US is expected by the end of 2008, and regulatory submissions have also been made in the EU and Switzerland with more filings planned in 2008. New data presented at ESMO in September 2008 show Afinitor controls tumor growth in patients with advanced pancreatic neuroendocrine tumors (NET) when used in combination with Sandostatin® LAR®  or as monotherapy. Registration trials are underway in first- and second-line settings for this rare and difficult-to-treat form of cancer as well as in progressive advanced carcinoid tumors.

FTY720 (fingolimod) remains on track for regulatory submissions by the end of 2009, with the potential to become the first once-daily oral therapy for multiple sclerosis, a chronic and often disabling autoimmune disease that attacks the central nervous system. Various trials are underway in the largest Phase III program ever conducted in MS. First results are expected in early 2009 from TRANSFORMS, a head-to-head trial against Avonex® (interferon beta-1a) in patients with relapsing remitting MS. A new Phase III trial called INFORMS started in the third quarter of 2008 in patients with the primary progressive form of MS for which there are no available treatments.

QAB149 (indacaterol), a once-daily long-acting beta-agonist with 24-hour bronchodilation and a fast onset of action, is set for the first regulatory submissions by the end of 2008 as a monotherapy treatment for chronic obstructive pulmonary disease (COPD), an incurable and common condition in which the lungs have been damaged, usually from smoking. QAB149 is also being developed for use in COPD patients with other respiratory therapies, including with the corticosteroid mometasone (QMF149) and with the anti-muscarinic antagonist NVF239 (QVA149).

Vaccines and Diagnostics

Menveo (MenACWY-CRM) was submitted in August for US approval as a new vaccine to protect against four common types of meningococcal meningitis known as A,C, W-135 and Y. The first submission was made for ages 11-55. The submission for EU approval will be made soon. The Phase III program for use from age two months to 10 years is ongoing.

The menB vaccine has shown potential to be the first to protect infants as young as six months from the deadly meningococcal B serogroup. New results showed nearly all infants age six to 12 months in a Phase II study generated a protective immune response as early as one month after the second dose against strains representing multiple antigens in the vaccine. Another study recently showed the vaccine worked in infants who received it starting at two months of age. A Phase III trial in infants and children is underway.

Sandoz

A response was submitted in September to the FDA responding to questions from the US agency for the development project enoxaparin, a technologically enabled generic version of Lovenox® (enoxaparin sodium) being developed with Momenta. This medicine is a low-molecular-weight heparin marketed by Sanofi-aventis and used for the prevention and treatment of deep vein thrombosis and several cardiovascular conditions. A launch of this product in the US is expected during 2009.

Disclaimer

This release contains certain forward-looking statements relating to the Group’s business, which can be identified by terminology such as “momentum,” “pipeline,” “priority review,” “plans,” “on track,” “expectations,” “strategic,” “opportunity,” “optional,” “can,” “potential,” “will,” “planned,” “target,” “goal”, “designed to”, “outlook,” “expected,” “potentially”, “set,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products, or potential future sales or earnings of the Novartis Group or any of its divisions or business units; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements.  Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market, or that such products will achieve any particular revenue levels. Nor can there be any guarantee that the Novartis Group, or any of its divisions or business units, will achieve any particular financial results. In particular, management’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays or government regulation generally; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection, including the uncertainties involved in the US litigation process; competition in general; government, industry, and general public pricing and other political pressures; the impact that the foregoing factors could have on the values attributed to the Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in these materials as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis AG provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2007, the Group’s continuing operations (excluding divestments in 2007) achieved net sales of USD 38.1 billion and net income of USD 6.5 billion. Approximately USD 6.4 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 98,000 full-time associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

Important dates

November 19, 2008	Pharmaceuticals research update (Cambridge, Massachusetts)
January 2009	Fourth quarter and full-year 2008 results
February 2009	Annual General Meeting (Basel)
April 2009	First quarter 2009 results
July 2009	Second quarter and first half 2009 results
October 2009	Third quarter and first nine months 2009 results

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements (unaudited)

Nine months to September 30

	YTD 2008	YTD 2007	Change
	USD m	USD m	USD m	%
Net sales from continuing operations	31 382	28 141	3 241	12
Other revenues	854	635	219	34
Cost of Goods Sold	–8 605	–8 019	–586	7
Of which amortization and impairments of product and patent rights and trademarks	–770	–1 079	309	–29
Gross profit	23 631	20 757	2 874	14
Marketing & Sales	–8 798	–8 081	–717	9
Research & Development	–5 383	–4 583	–800	17
General & Administration	–1 616	–1 499	–117	8
Corporate environmental provision increase		–590	590
Other Income & Expense	–550	–120	–430
Operating income from continuing operations	7 284	5 884	1 400	24
Income from associated companies	344	308	36	12
Financial income	326	286	40	14
Interest expense	–214	–176	–38	22
Income before taxes from continuing operations	7 740	6 302	1 438	23
Taxes	–1 084	–693	–391	56
Net income from continuing operations	6 656	5 609	1 047	19
Net income from discontinued Consumer Health operations	28	5 446	–5 418
Total net income	6 684	11 055	–4 371	–40
Attributable to:
Equity holders of Novartis AG	6 656	11 042	–4 386	–40
Minority interests	28	13	15
Average number of shares outstanding – Basic (million)	2 265.7	2 331.0	–65.3	–3
Basic earnings per share (USD)(1)
– Total	2.94	4.74	–1.80	–38
– Continuing operations	2.93	2.40	0.53	22
– Discontinued operations	0.01	2.34	–2.33	–100
Average number of shares outstanding – Diluted (million)	2 283.6	2 343.1	–59.5	–3
Diluted earnings per share (USD)(1)
– Total	2.91	4.71	–1.80	–38
– Continuing operations	2.90	2.39	0.51	21
– Discontinued operations	0.01	2.32	–2.31	–100

(1)	Earnings per share (EPS) is calculated on the amount of net income attributable to the equity holders of Novartis AG

Consolidated income statements (unaudited)

Third quarter

	Q3 2008	Q3 2007	Change
	USD m	USD m	USD m	%
Net sales from continuing operations	10 747	9 613	1 134	12
Other revenues	283	205	78	38
Cost of Goods Sold	–3 021	–3 034	13	0
Of which amortization and impairments of product and patent rights and trademarks	–272	–597	325	–54
Gross profit	8 009	6 784	1 225	18
Marketing & Sales	–2 877	–2 682	–195	7
Research & Development	–1 942	–1 552	–390	25
General & Administration	–538	–499	–39	8
Corporate environmental provision increase		–590	590
Other Income & Expense	–317	–9	–308
Operating income from continuing operations	2 335	1 452	883	61
Income from associated companies	88	116	–28	–24
Financial income	93	109	–16	–15
Interest expense	–96	–66	–30	45
Income before taxes from continuing operations	2 420	1 611	809	50
Taxes	–338	–37	–301
Net income from continuing operations	2 082	1 574	508	32
Net income from discontinued Consumer Health operations	19	5 294	–5 275
Total net income	2 101	6 868	–4 767	–69
Attributable to:
Equity holders of Novartis AG	2 090	6 865	–4 775	–70
Minority interests	11	3	8
Average number of shares outstanding – Basic (million)	2 264.2	2 312.1	–47.9	–2
Basic earnings per share (USD)(1)
– Total	0.92	2.97	–2.05	–69
– Continuing operations	0.92	0.68	0.24	35
– Discontinued operations	0.00	2.29	–2.29	–100
Average number of shares outstanding – Diluted (million)	2 283.2	2 322.4	–39.2	–2
Diluted earnings per share (USD)(1)
– Total	0.92	2.96	–2.04	–69
– Continuing operations	0.92	0.68	0.24	35
– Discontinued operations	0.00	2.28	–2.28	–100

(1)	Earnings per share (EPS) is calculated on the amount of net income attributable to the equity holders of Novartis AG

Consolidated statement of recognized income and expense (unaudited)

Nine months to September 30

	YTD 2008	YTD 2007	Change
	USD m	USD m	USD m
Net income from continuing operations	6 656	5 609	1 047
Fair value adjustments on financial instruments	–298	11	–309
Actuarial losses/gains from defined benefit plans, net	–948	1 041	–1 989
Novartis share of equity recognized by associated companies	–189	113	–302
Revaluation of initial minority interests in Speedel (2008) and Chiron (2007)	36	55	–19
Translation effects	–580	1 412	–1 992
Amounts related to discontinued operations	28	5 464	–5 436
Recognized income and expense	4 705	13 705	–9 000

Third quarter

	Q3 2008	Q3 2007	Change
	USD m	USD m	USD m
Net income from continuing operations	2 082	1 574	508
Fair value adjustments on financial instruments	–221	5	–226
Actuarial losses from defined benefit plans, net	–790	–97	–693
Novartis share of equity recognized by associated companies	–176	21	–197
Revaluation of initial minority interest in Speedel	36	36
Translation effects	–1 945	1 107	–3 052
Amounts related to discontinued operations	19	5 306	–5 287
Recognized income and expense	–995	7 916	–8 911

Condensed consolidated balance sheets

	Sept 30, 2008	Dec 31, 2007	Change	Sept 30, 2007
	(unaudited)			(unaudited)
	USD m	USD m	USD m	USD m

Assets

Non-current assets
Property, plant & equipment	12 989	12 633	356	12 029
Intangible assets	21 268	21 249	19	21 106
Financial and other non-current assets	24 466	14 140	10 326	15 119
Total non-current assets	58 723	48 022	10 701	48 254
Current assets
Inventories	5 958	5 455	503	5 268
Trade accounts receivable	7 251	6 648	603	6 813
Other current assets	1 951	2 126	–175	2 069
Cash, short-term deposits and marketable securities	8 137	13 201	–5 064	14 532
Total current assets	23 297	27 430	–4 133	28 682
Total assets	82 020	75 452	6 568	76 936

Equity and liabilities

Total equity	50 737	49 396	1 341	49 493
Non-current liabilities
Financial debts	2 063	677	1 386	667
Other non-current liabilities	9 266	8 738	528	9 275
Total non-current liabilities	11 329	9 415	1 914	9 942
Current liabilities
Trade accounts payable	2 902	3 018	–116	2 725
Financial debts and derivatives	8 741	5 117	3 624	6 576
Other current liabilities	8 311	8 506	–195	8 200
Total current liabilities	19 954	16 641	3 313	17 501
Total liabilities	31 283	26 056	5 227	27 443
Total equity and liabilities	82 020	75 452	6 568	76 936

Condensed consolidated changes in equity (unaudited)

Nine months to September 30

	YTD 2008	YTD 2007	Change
	USD m	USD m	USD m
Consolidated equity at January 1	49 396	41 294	8 102
Recognized income and expense	4 705	13 705	–9 000
Purchase of treasury shares, net	–406	–3 310	2 904
Equity-based compensation	420	430	–10
Dividends	–3 345	–2 598	–747
Changes in minority interests	–33	–28	–5
Consolidated equity at September 30	50 737	49 493	1 244

Third quarter

	Q3 2008	Q3 2007	Change
	USD m	USD m	USD m
Consolidated equity at July 1	51 605	43 664	7 941
Recognized income and expense	–995	7 916	–8 911
Purchase of treasury shares, net	26	–2 215	2 241
Equity-based compensation	117	137	–20
Changes in minority interests	–16	–9	–7
Consolidated equity at September 30	50 737	49 493	1 244

Condensed consolidated cash flow statements (unaudited)

Nine months to September 30

	YTD 2008	YTD 2007	Change
	USD m	USD m	USD m
Net income from continuing operations	6 656	5 609	1 047
Reversal of non-cash items
Taxes	1 084	693	391
Depreciation, amortization and impairments	2 119	2 073	46
Change in provisions and other non-current liabilities	420	972	–552
Net financial income	–112	–110	–2
Other	–2	–101	99
Net income adjusted for non-cash items	10 165	9 136	1 029
Interest and other financial receipts	608	401	207
Interest and other financial payments	–585	–124	–461
Taxes paid	–1 570	–1 618	48
Cash flow before working capital changes	8 618	7 795	823
Payments out of provisions and other net cash movements in non-current liabilities	–481	–228	–253
Change in net current assets and other operating cash flow items	–1 572	–1 320	–252
Cash flow from operating activities from continuing operations	6 565	6 247	318
Investments in property, plant & equipment	–1 445	–1 795	350
Acquisitions of subsidiaries	–691	–52	–639
Increase in financial assets, marketable securities and intangible assets	–6 502	–2 716	–3 786
Cash flow from investing activities from continuing operations	–8 638	–4 563	–4 075
Change in current and non-current financial debts	5 040	–666	5 706
Dividends paid to shareholders of Novartis AG	–3 345	–2 598	–747
Treasury share transactions	–483	–3 099	2 616
Other financing cash flows	–37	201	–238
Cash flow from financing activities from continuing operations	1 175	–6 162	7 337
Cash flow from discontinued operations	–79	7 976	–8 055
Translation effect on cash and cash equivalents	66	97	–31
Change in cash and cash equivalents from discontinued operations		4	–4
Change in cash and cash equivalents from continuing operations	–911	3 599	–4 510
Cash and cash equivalents at January 1 from continuing operations	5 360	3 815	1 545
Cash and cash equivalents at September 30 from continuing operations	4 449	7 414	–2 965

Condensed consolidated cash flow statements (unaudited)

Third quarter

	Q3 2008	Q3 2007	Change
	USD m	USD m	USD m
Net income from continuing operations	2 082	1 574	508
Reversal of non-cash items
Taxes	338	37	301
Depreciation, amortization and impairments	861	953	–92
Change in provisions and other non-current liabilities	203	820	–617
Net financial income	3	–43	46
Other	82	–171	253
Net income adjusted for non-cash items	3 569	3 170	399
Interest and other financial receipts	37	101	–64
Interest and other financial payments	26	–43	69
Taxes paid	–394	–645	251
Cash flow before working capital changes	3 238	2 583	655
Payments out of provisions and other net cash movements in non-current liabilities	–174	–85	–89
Change in net current assets and other operating cash flow items	–40	–171	131
Cash flow from operating activities from continuing operations	3 024	2 327	697
Investments in property, plant & equipment	–478	–650	172
Acquisitions of subsidiaries	–691		–691
Increase in financial assets, marketable securities and intangible assets	–11 954	–1 938	–10 016
Cash flow from investing activities from continuing operations	–13 123	–2 588	–10 535
Change in current and non-current financial debts	673	–758	1 431
Treasury share transactions	29	–2 105	2 134
Other financing cash flows	–17	–10	–7
Cash flow from financing activities from continuing operations	685	–2 873	3 558
Cash flow from discontinued operations	–148	7 808	–7 956
Translation effect on cash and cash equivalents	–58	73	–131
Change in cash and cash equivalents from discontinued operations		55	–55
Change in cash and cash equivalents from continuing operations	–9 620	4 802	–14 422
Cash and cash equivalents at July 1 from continuing operations	14 069	2 612	11 457
Cash and cash equivalents at September 30 from continuing operations	4 449	7 414	–2 965

Consolidated income statements – Nine months to September 30 – Divisional segmentation (unaudited)

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations		Discontinued Consumer Health operations		Total Group
	YTD 2008	YTD 2007	YTD 2008	YTD 2007	YTD 2008	YTD 2007	YTD 2008	YTD 2007	YTD 2008	YTD 2007	YTD 2008	YTD 2007	YTD 2008	YTD 2007	YTD 2008	YTD 2007
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m
Net sales to third parties	19 901	17 873	1 268	1 054	5 753	5 198	4 460	4 016			31 382	28 141		1 728	31 382	29 869
Sales to other Divisions	159	137	9	18	208	178	41	29	–417	–362
Sales of Divisions	20 060	18 010	1 277	1 072	5 961	5 376	4 501	4 045	–417	–362	31 382	28 141		1 728	31 382	29 869
Other revenues	460	294	328	301	17	15	49	25			854	635		7	854	642
Cost of Goods Sold	–3 417	–3 336	–923	–716	–3 093	–2 954	–1 587	–1 378	415	365	–8 605	–8 019		–903	–8 605	–8 922
Of which amortization and impairments of product and patent rights and trademarks	–277	–591	–216	–207	–219	–223	–58	–58			–770	–1 079			–770	–1 079
Gross profit	17 103	14 968	682	657	2 885	2 437	2 963	2 692	–2	3	23 631	20 757		832	23 631	21 589
Marketing & Sales	–5 968	–5 609	–200	–142	–1 068	–874	–1 562	–1 456			–8 798	–8 081		–399	–8 798	–8 480
Research & Development	–4 237	–3 649	–269	–190	–504	–396	–233	–215	–140	–133	–5 383	–4 583		–26	–5 383	–4 609
General & Administration	–595	–550	–111	–121	–310	–252	–278	–266	–322	–310	–1 616	–1 499		–77	–1 616	–1 576
Environmental provision increase										–590		–590				–590
Other Income & Expense	–286	1	–50	–25	–119	–126	–32	–28	–63	58	–550	–120	58	5 850	–492	5 730
Of which amortization and impairments of capitalized intangible assets included in function costs	–329	–63	–24	–8	–21	–28	–1	–9	–2	–3	–377	–111		–6	–377	–117
Operating income	6 017	5 161	52	179	884	789	858	727	–527	–972	7 284	5 884	58	6 180	7 342	12 064
Income from associated companies											344	308			344	308
Financial income											326	286			326	286
Interest expense											–214	–176			–214	–176
Income before taxes											7 740	6 302	58	6 180	7 798	12 482
Taxes											–1 084	–693	–30	–734	–1 114	–1 427
Net income											6 656	5 609	28	5 446	6 684	11 055

Additions to: – Property, plant and equipment(1)	741	1 059	299	166	331	394	93	146	49	48	1 513	1 813		32	1 513	1 845
– Goodwill and other intangible assets(1)	73	311	3	208	17	34	18	2	2	4	113	559		83	113	642

(1)	Excluding impact of business acquisitions

Consolidated income statements – Third quarter – Divisional segmentation (unaudited)

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations		Discontinued Consumer Health operations		Total Group
	Q3 2008	Q3 2007	Q3 2008	Q3 2007	Q3 2008	Q3 2007	Q3 2008	Q3 2007	Q3 2008	Q3 2007	Q3 2008	Q3 2007	Q3 2008	Q3 2007	Q3 2008	Q3 2007
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m
Net sales to third parties	6 709	5 885	666	572	1 899	1 783	1 473	1 373			10 747	9 613		315	10 747	9 928
Sales to other Divisions	51	51	4	12	72	56	12	9	–139	–128
Sales of Divisions	6 760	5 936	670	584	1 971	1 839	1 485	1 382	–139	–128	10 747	9 613		315	10 747	9 928
Other revenues	157	105	103	88	6	4	17	8			283	205		1	283	206
Cost of Goods Sold	–1 213	–1 312	–397	–315	–1 022	–1 049	–531	–493	142	135	–3 021	–3 034		–153	–3 021	–3 187
Of which amortization and impairments of product and patent rights and trademarks	–100	–412	–71	–68	–82	–97	–19	–20			–272	–597		6	–272	–591
Gross profit	5 704	4 729	376	357	955	794	971	897	3	7	8 009	6 784		163	8 009	6 947
Marketing & Sales	–1 960	–1 841	–63	–51	–353	–303	–501	–487			–2 877	–2 682		–49	–2 877	–2 731
Research & Development	–1 572	–1 219	–86	–65	–156	–145	–79	–77	–49	–46	–1 942	–1 552		–4	–1 942	–1 556
General & Administration	–203	–182	–31	–43	–109	–88	–92	–82	–103	–104	–538	–499		–15	–538	–514
Environmental provision increase										–590		–590				–590
Other Income & Expense	–226	54	–16	–26	–44	–30	–7	–7	–24		–317	–9	28	5 848	–289	5 839
Of which amortization and impairments of capitalized intangible assets included in function costs	–257	–23	–7	–4	–2	–10		–6	–1		–267	–43		13	–267	–30
Operating income	1 743	1 541	180	172	293	228	292	244	–173	–733	2 335	1 452	28	5 943	2 363	7 395
Income from associated companies											88	116			88	116
Financial income											93	109			93	109
Interest expense											–96	–66			–96	–66
Income before taxes											2 420	1 611	28	5 943	2 448	7 554
Taxes											–338	–37	–9	–649	–347	–686
Net income											2 082	1 574	19	5 294	2 101	6 868

Additions to:
– Property, plant and equipment(1)	249	369	101	74	89	143	35	56	17	16	491	658		9	491	667
– Goodwill and other intangible assets(1)	3	90		208	3	19	10		1		17	317		12	17	329

(1) Excluding impact of business acquisitions

Notes to the Condensed Interim Consolidated Financial Statements for the nine months ended September 30, 2008 (unaudited)

1. Basis of preparation

These condensed consolidated financial statements for the nine-month period ended September 30, 2008, were prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” and accounting policies set out in the 2007 Annual Report.

2. Selected critical accounting policies

The principal accounting policies of Novartis are set out in note 1 to the consolidated financial statements in the 2007 Annual Report and conform with International Financial Reporting Standards (IFRS). The presentation of financial statements requires management to make subjective and complex judgments that affect the reported amounts. Because of the inherent uncertainties, actual outcomes and results may differ from management’s assumptions and estimates. In particular, as discussed in note 9 of the 2007 Annual Report, Novartis regularly reviews long-lived assets, including identifiable intangible assets and goodwill for impairment. Goodwill and acquired research and development projects not yet ready for use are subject to impairment review at least annually, or when events have occurred that require an assessment. Other intangible assets are reviewed for impairment whenever an event or decision occurs that raises concern about the value. The amount of goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from recent acquisitions. Impairment testing under IFRS may lead to further impairment charges in the future.

3. Business combinations, divestments and other significant transactions

The following significant transactions occurred during 2008 and 2007:

2008

Corporate – Issuance of Swiss franc bonds

On June 26, Novartis issued two Swiss franc bonds totaling CHF 1.5 billion (USD 1.5 billion) in the Swiss capital market, with each listed on the SWX Swiss exchange. One was a 3.5% four-year bond for a total of CHF 700 million issued by Novartis Securities Investment Ltd. and guaranteed by Novartis AG. The other was a 3.625% seven-year bond of CHF 800 million issued by Novartis AG.

Corporate – Alcon

On April 7, Novartis announced an agreement with Nestlé S.A. to acquire a 25% stake in Alcon Inc. (NYSE: ACL), and providing the option of acquiring an additional 52% stake. The potential value of these two transactions is approximately USD 39 billion.

On July 7, Novartis acquired the 25% stake from Nestlé for USD 10.4 billion in cash, which represented 74 million shares. This investment reflects a price of USD 143.18 per share, which is Alcon’s volume-weighted average share price between January 7, 2008, and April 4, 2008. Alcon’s closing share price was USD 148.44 on April 4, the last trading day before the signing of this agreement. This purchase price was reduced by approximately USD 200 million to account for the Alcon dividend paid in May 2008 on these shares to Nestlé rather than Novartis. Novartis financed the purchase of the 25% Alcon stake from internal cash reserves and external short-term financing.

In the optional second step, Novartis has the right to acquire Nestlé’s remaining 52% majority stake in Alcon between January 1, 2010, and July 31, 2011, for a fixed price of USD 181.00 per share, or approximately USD 28 billion. During this period, Nestlé has the right to require Novartis to buy its remaining stake at a 20.5% premium to Alcon’s share price at the time of exercise, but not exceeding USD 181.00 per share. Novartis has no obligation to purchase the remaining 23% of shares held by Alcon minority shareholders at any time.

For the first step of this transaction, an allocation of the USD 10.4 billion purchase price has been made using publicly available data and information from the due diligence process. As a result, the share of identifiable net assets acquired by Novartis for the 25% stake is estimated at USD 6.2 billion, along with goodwill of approximately USD 4.2 billion. Based on an average of analyst forecasts, the share of Alcon’s net income for the 2008 third quarter attributable to Novartis was USD 121 million, which was more than offset by USD 126 million in charges for amortization of separately identified additional intangible assets and other items.

Under an accounting alternative currently available under IAS 39, the outstanding options for the optional second step involving the remaining 52% Alcon stake held by Nestlé have not been valued.

Pharmaceuticals – Speedel

On July 10, Novartis announced the purchase of an additional 51.7% stake in Speedel Holding Ltd. (SWX: SPPN) and plans to acquire the remaining shares in the Swiss biopharmaceutical company through a mandatory public tender offer. Novartis acquired the 51.7% stake through off-exchange transactions with major Speedel shareholders for CHF 130 per share in cash. As of June 30, 2008, Speedel had 7.8 million registered outstanding shares (or a total of 7.9 million shares on a fully diluted basis). In accordance with Swiss law, Novartis successfully completed a mandatory public tender offer for all remaining outstanding shares at the same price of CHF 130 per share in cash in early October and now holds more than 99.8% of Speedel’s outstanding shares. A so-called “squeeze out” procedure has been initiated to cancel all remaining outstanding shares in exchange for the cash offer. This process, including the delisting of Speedel’s shares on the Swiss Stock Exchange, is expected to be completed in early 2009. The acquisition price for the 90.3% not previously owned is estimated at CHF 933 million (or currently USD 850 million). Speedel has been fully consolidated as a subsidiary following the July 2008 acquisition of a majority stake. Based on a preliminary purchase price allocation, Speedel’s identified net assets amount to USD 484 million and produced goodwill of USD 416 million. The consolidation of Speedel resulted in immaterial amounts being included in the Group’s income and operating cash flow statements.

Pharmaceuticals – Protez

On June 4, Novartis agreed to acquire Protez Pharmaceuticals, a privately held US biopharmaceuticals company, gaining access to PZ-601, a broad-spectrum antibiotic in Phase II development against potentially fatal drug-resistant infections. Novartis agreed to acquire 100% of Protez for USD 100 million. Protez’s owners are eligible for additional payments of up to USD 300 million, which are contingent upon the future success of PZ-601. Protez has been consolidated since the transaction completion on July 17. Based on a preliminary purchase price allocation, Protez’s identified net assets amounted to USD 63 million and produced goodwill of USD 37 million. The consolidation of Protez has resulted in immaterial amounts being included in the Group’s income and operating cash flow statements.

2007

Pharmaceuticals – Betaseron® agreement related to Chiron acquisition

On September 14, Novartis and Bayer Schering Pharma AG completed an agreement related to regulatory, development, manufacturing and supply agreements for the multiple sclerosis medicine Betaseron®. The agreement was reached after the April 2006 acquisition of Chiron. As part of this agreement with Bayer Schering, Novartis received a one-time payment of USD 200 million primarily related to a transfer of manufacturing facilities to Bayer Schering as well as receiving rights to market its own branded version of Betaseron®, to be known as Extavia, starting in the first half of 2009 (pending regulatory approvals). As a result of this transaction, a final reassessment was made of the related assets from the Chiron acquisition as of April 20, 2006. This resulted in an increase of USD 235 million in identified net assets, which was adjusted in the 2007 first quarter.

Vaccines and Diagnostics – Intercell agreement

On September 28, Novartis entered into a strategic alliance with Intercell, an Austrian biotechnology company, focused on vaccines development. As a result of the agreement, Novartis paid USD 383 million (EUR 270 million) and recorded USD 207 million (EUR 146 million) of intangible assets. The payment also included the acquisition of an additional 4.8 million shares for USD 176 million (EUR 124 million), which increased the Novartis holding in Intercell to 15.9%. The equity investment is treated for accounting purposes as an “available-for-sale” marketable security recorded in the financial assets of the Division.

Consumer Health – Gerber Business Unit divestment

On September 1, Novartis completed the divestment of the Gerber infant products Business Unit for USD 5.5 billion to Nestlé S.A. A pre-tax divestment gain of USD 4.0 billion, and an after-tax gain of USD 3.6 billion, were recorded in the third quarter.

Consumer Health – Medical Nutrition Business Unit divestment

On July 1, Novartis completed the divestment of the remainder of the Medical Nutrition Business Unit for USD 2.5 billion to Nestlé S.A. A pre-tax divestment gain of USD 1.8 billion, and an after-tax gain of USD 1.6 billion, were recorded in the third quarter.

The Gerber and Medical Nutrition Business Units are disclosed as discontinued operations in all periods in the Group’s consolidated financial statements. Prior to their divestment, these businesses had combined 2007 net sales of USD 1.7 billion and operating income of USD 311 million.

4. Principal currency translation rates

Nine months to September 30

	Average rates YTD 2008 USD	Average rates YTD 2007 USD	Period-end rates Sept 30, 2008 USD	Period-end rates Sept 30, 2007 USD
1 CHF	0.947	0.821	0.913	0.853
1 EUR	1.522	1.344	1.439	1.417
1 GBP	1.947	1.987	1.805	2.022
100 JPY	0.946	0.839	0.958	0.868

Third quarter

	Average rates Q3 2008 USD	Average rates Q3 2007 USD	Period-end rates Sept 30, 2008 USD	Period-end rates Sept 30, 2007 USD
1 CHF	0.933	0.834	0.913	0.853
1 EUR	1.503	1.374	1.439	1.417
1 GBP	1.892	2.020	1.805	2.022
100 JPY	0.930	0.850	0.958	0.868

5. Legal proceedings update

A number of Novartis subsidiaries are the subject of various legal proceedings that arise from time to time. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance.

While Novartis does not currently expect any of these proceedings will have a material adverse effect on its financial position, litigation is inherently unpredictable and large verdicts do occur. As a result, Novartis may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. The consolidated financial statements in the 2007 Annual Report in note 19 contain a summary of major legal proceedings.

The following non-exhaustive list relating to some of the cases reported in the 2007 Annual Report (note 19) includes information as of the 2008 third quarter:

Zometa/Aredia litigation

A Novartis subsidiary is now a defendant in more than 540 cases brought in US courts by plaintiffs who claim to have experienced osteonecrosis of the jaw after treatment with Zometa/Aredia. All purported class actions have been dismissed. Discovery is continuing in these cases.

Average Wholesale Price litigation

Claims have been brought against various pharmaceutical companies, including Novartis subsidiaries, alleging among other things that they fraudulently overstated the Average Wholesale Price (AWP and “best price” have been used by the US and state governments to calculate Medicare and Medicaid reimbursements, respectively). Discovery is ongoing in some cases. In a trial in Alabama against a Novartis subsidiary, the jury rejected the State’s claims for punitive damages, but decided against the Novartis subsidiary on the State’s claims for compensatory damages and interest with an award of USD 33 million. The Novartis subsidiary has appealed the verdict to the Supreme Court of Alabama.

Femara patent litigation

A generic company challenges the validity and enforceability of the basic compound patent, which expires in 2011. A hearing on a preliminary injunction was held between October 14 and 17, 2008. A decision is pending. A trial date has not yet been scheduled.

J&J Nicolson patent litigation

Johnson & Johnson filed suits seeking declaration that their Oasys® and Advance® products do not infringe CIBA Vision’s silicone hydrogel patents. The first trial on the Johnson & Johnson Oasys® product is scheduled to begin in the US in March 2009. Novartis has also filed infringement suits based on these patent rights in the US, the Netherlands, Germany, France, Italy and Ireland. A hearing was held in the Netherlands regarding the validity and infringement of the patent on June 13, 2008. The Dutch court decision is expected before the end of 2008.

Trileptal investigation

A Novartis subsidiary is fully cooperating with an investigation by the US Attorney’s Office for the Eastern District of Pennsylvania, which served an administrative subpoena pursuant to the Health Insurance Portability and Accountability Act. The US Attorney’s Office is conducting parallel civil and criminal investigations into allegations of potential off-label promotion of Trileptal. The investigation has included requests for information and documents and meetings with the Government. Communication with the Government is ongoing. Novartis is currently unable to express an opinion on the likely outcome of these investigations.

TOBI (tobramycin) investigation

The US Attorney’s Office for the Northern District of California served a subpoena covering several Novartis subsidiaries seeking certain information regarding the marketing and promotion of TOBI, a treatment for patients with cystic fibrosis that was acquired through the purchase of Chiron Corporation in mid-2006. The investigation has included requests for documents and meetings were held with the Government. Communication with the Government is ongoing. Novartis is currently unable to express an opinion on the likely outcome of this investigation.

Supplementary information

Condensed consolidated change in liquidity (unaudited)

Nine months to September 30

	YTD 2008	YTD 2007	Change
	USD m	USD m	USD m
Change in cash and cash equivalents	–911	3 599	–4 510
Change in marketable securities, financial debt and financial derivatives	–9 163	3 034	–12 197
Change in net liquidity	–10 074	6 633	–16 707
Net liquidity at January 1	7 407	656	6 751
Net liquidity at September 30	–2 667	7 289	–9 956

Third quarter

	Q3 2008	Q3 2007	Change
	USD m	USD m	USD m
Change in cash and cash equivalents	–9 620	4 802	–14 422
Change in marketable securities, financial debt and financial derivatives	1 486	2 390	–904
Change in net liquidity	–8 134	7 192	–15 326
Net liquidity at July 1	5 467	97	5 370
Net liquidity at September 30	–2 667	7 289	–9 956

Free cash flow (unaudited)

Nine months to September 30

	YTD 2008	YTD 2007	Change
	USD m	USD m	USD m
Cash flow from operating activities from continuing operations	6 565	6 247	318
Purchase of property, plant & equipment	–1 445	–1 795	350
Purchase of intangible and financial assets	–276	–684	408
Sale of property, plant & equipment, intangible and financial assets	244	559	–315
Dividends	–3 345	–2 598	–747
Free cash flow from continuing operations	1 743	1 729	14
Free cash flow from discontinued operations	–217	53	–270
Free cash flow	1 526	1 782	–256

Third quarter

	Q3 2008	Q3 2007	Change
	USD m	USD m	USD m
Cash flow from operating activities from continuing operations	3 024	2 327	697
Purchase of property, plant & equipment	–478	–650	172
Purchase of intangible and financial assets	–110	–362	252
Sale of property, plant & equipment, intangible and financial assets	78	303	–225
Free cash flow from continuing operations	2 514	1 618	896
Free cash flow from discontinued operations	–132	–58	–74
Free cash flow	2 382	1 560	822

Note: The definition of free cash flow used by Novartis does not include payments made to increase investments in associated companies nor acquisitions of subsidiaries.

Share information

	September 30, 2008	September 30, 2007
Number of shares outstanding (million)	2 264.8	2 295.2
Registered share price (CHF)	58.55	64.25
ADS price (USD)	52.84	54.96
Market capitalization (USD billion)	121.1	125.8
Market capitalization (CHF billion)	132.6	147.5

Impact of intangible asset charges and significant exceptional items – Nine months to September 30 (unaudited)

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations
	YTD 2008	YTD 2007	YTD 2008	YTD 2007	YTD 2008	YTD 2007	YTD 2008	YTD 2007	YTD 2008	YTD 2007	YTD 2008	YTD 2007
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m
Reported operating income	6 017	5 161	52	179	884	789	858	727	–527	–972	7 284	5 884
Recurring amortization	315	311	239	215	225	214	59	64	2	3	840	807
Impairment of intangible assets	291	343	1		15	37		3			307	383
Intangible asset charges	606	654	240	215	240	251	59	67	2	3	1 147	1 190
Acquisition-related restructuring and integration expenses (including acquisition-related accounting impact of inventory adjustments), net	6		11	12				9			17	21
Restructuring expenses	83				7	13	–3				87	13
Impairment of property, plant & equipment	6				1	20	–1		4		10	20
Exceptional restructuring and acquisition related integration expenses, net	95		11	12	8	33	–4	9	4		114	54
Exceptional gains from divesting brands, subsidiaries and financial investments	–141	–166									–141	–166
Impairment of financial assets	26	22				10			9	7	35	39
Environmental provision increase										590		590
Litigation and exceptional settlements			–49	–83							–49	–83
Suspension of Zelnorm		87										87
Release of pre-launch inventory provisions	–45	–107									–45	–107
Release of US government rebate provisions	–104										–104
Other exceptional items	–123	2	–49	–83		10			9	597	–163	526
Total adjustments	437	490	202	144	248	294	55	76	15	600	957	1 604
Adjusted operating income	6 454	5 651	254	323	1 132	1 083	913	803	–512	–372	8 241	7 488
Income from associated companies											344	308
Recurring amortization related to income from associated companies, net of tax											229	90
Net financial income											112	110
Taxes (adjusted for above items)											–1393	–1147
Adjusted net income from continuing operations											7 533	6 849
Adjusted net income attributable to shareholders											7 505	6 836
Adjusted basic earnings per share from continuing operations											3.31	2.93

Impact of intangible asset charges and significant exceptional items – Third quarter (unaudited)

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations
	Q3 2008	Q3 2007	Q3 2008	Q3 2007	Q3 2008	Q3 2007	Q3 2008	Q3 2007	Q3 2008	Q3 2007	Q3 2008	Q3 2007
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m
Reported operating income	1 743	1 541	180	172	293	228	292	244	–173	–733	2 335	1 452
Recurring amortization	114	106	78	72	69	70	19	23	1		281	271
Impairment of intangible assets	243	329			15	37		3			258	369
Intangible asset charges	357	435	78	72	84	107	19	26	1		539	640
Acquisition-related restructuring and integration expenses (including acquisition-related accounting impact of inventory adjustments), net	6			2				3			6	5
Restructuring expenses	36				3	6					39	6
Impairment of property, plant & equipment					–1	2	–1				–2	2
Exceptional restructuring and acquisition related integration expenses, net	42			2	2	8	–1	3			43	13
Exceptional gains from divesting brands, subsidiaries and financial investments		–166										–166
Impairment of financial assets	5	19							3	3	8	22
Environmental provision increase										590		590
Litigation and exceptional settlements
Suspension of Zelnorm		16										16
Other exceptional items	5	35							3	593	8	628
Total adjustments	404	304	78	74	86	115	18	29	4	593	590	1 115
Adjusted operating income	2 147	1 845	258	246	379	343	310	273	–169	–140	2 925	2 567
Income from associated companies											88	116
Recurring amortization related to income from associated companies, net of tax											160	31
Net financial income											–3	43
Taxes (adjusted for above items)											–498	–313
Adjusted net income from continuing operations											2 672	2 444
Adjusted net income attributable to shareholders											2 661	2 441
Adjusted basic earnings per share from continuing operations											1.17	1.06

Supplementary tables: Nine months to September 30, 2008 – Net sales of top 20 pharmaceutical products (unaudited)

		US		Rest of world		Total
Brands	Therapeutic area	USD m	% change in local currencies	USD m	% change in local currencies	USD m	% change in USD	% change in local currencies
Diovan/Co–Diovan	Hypertension	1 795	10	2 526	12	4 321	18	11
Gleevec/Glivec	Chronic myeloid leukemia	654	27	2 126	13	2 780	26	16
Zometa	Cancer complications	492	2	545	3	1 037	9	3
Sandostatin	Acromegaly	318	6	534	7	852	14	7
Femara	Breast cancer	360	18	490	18	850	25	18
Neoral/Sandimmun	Transplantation	78	–5	660	–4	738	5	–4
Lucentis	Age-related macular degeneration			658	169	658	195	169
Voltaren (Excl. OTC)	Inflammation/pain	4	–43	620	4	624	13	3
Exelon/Exelon Patch	Alzheimer’s disease	201	28	405	18	606	31	21
Lescol	Cholesterol reduction	116	–27	380	–2	496	–1	–10
Top ten products total		4 018	11	8 944	14	12 962	21	13

Exjade	Iron chelator	151	14	235	72	386	51	42
Comtan/Stalevo	Parkinson’s disease	148	13	228	18	376	24	16
Tegretol	Epilepsy	114	21	240	5	354	16	10
Ritalin/Focalin	Attention deficit / hyperactive disorder	249	15	71	17	320	18	15
Foradil	Asthma	11	–35	295	3	306	15	1
Lotrel	Hypertension	296	–55			296	–55	–55
Exforge	Hypertension	106	489	182	378	288	454	422
Trileptal	Epilepsy	105	–77	154	–2	259	–56	–59
Tobramycin	Cystic fibrosis	139	9	80	–2	219	9	5
Myfortic	Transplantation	70	46	149	50	219	60	48
Top 20 products total		5 407	–2	10 578	16	15 985	16	9
Rest of portfolio		999	–19	2 917	–10	3 916	–6	–13
Total Division sales(1)		6 406	–5	13 495	9	19 901	11	4

(1) Net sales for the nine months to September 30, 2008, include a one-time contribution of USD 104 million from a brand-specific provision reversal following a Novartis review of accounting for rebate programs to US government health agencies. Individual brand sales may include contributions from the reversal of these provisions.

Supplementary tables: Third quarter 2008 – Net sales of top 20 pharmaceutical products (unaudited)

		US		Rest of world		Total
Brands	Therapeutic area	USD m	% change in local currencies	USD m	% change in local currencies	USD m	% change in USD	% change in local currencies
Diovan/Co–Diovan	Hypertension	612	9	831	10	1 443	14	9
Gleevec/Glivec	Chronic myeloid leukemia	232	29	718	10	950	21	15
Zometa	Cancer complications	179	10	181	7	360	13	9
Sandostatin	Acromegaly	113	11	181	7	294	14	9
Femara	Breast cancer	125	19	164	14	289	20	16
Neoral/Sandimmun	Transplantation	23	–12	212	–9	235	–3	–9
Lucentis	Age-related macular degeneration			221	73	221	81	73
Voltaren (Excl. OTC)	Inflammation/pain	1	–80	205	0	206	5	–2
Exelon/Exelon Patch	Alzheimer’s disease	77	31	138	21	215	31	23
Lescol	Cholesterol reduction	38	–25	121	–2	159	–2	–9
Top ten products total		1 400	12	2 972	11	4 372	16	11

Exjade	Iron chelator	55	17	93	67	148	51	43
Comtan/Stalevo	Parkinson’s disease	52	18	79	23	131	27	21
Tegretol	Epilepsy	31	0	78	5	109	9	4
Ritalin/Focalin	Attention deficit/hyperactive disorder	77	31	23	22	100	28	27
Foradil	Asthma	3	–57	94	6	97	11	1
Lotrel	Hypertension	101	53			101	53	53
Exforge	Hypertension	44	529	71	253	115	360	347
Trileptal	Epilepsy	35	–77	51	2	86	–57	–58
Tobramycin	Cystic fibrosis	48	12	26	0	74	10	9
Myfortic	Transplantation	25	32	53	46	78	50	40
Top 20 products total		1 871	8	3 540	13	5 411	17	11
Rest of portfolio		332	15	966	–7	1 298	3	–2
Total Division sales		2 203	9	4 506	8	6 709	14	9

Nine months to Sept 30 – Pharmaceutical net sales by therapeutic area (unaudited)

	YTD 2008	YTD 2007	% change
	USD m	USD m	USD
Cardiovascular & Metabolism
Diovan	4 321	3 657	18
Lotrel	296	660	–55
Exforge	288	52	454
Tekturna/Rasilez	98	20	390
Other	26	4	NM
Total strategic franchise products	5 029	4 393	14
Mature products (including Lescol)	1 136	1 118	2
Total Cardiovascular & Metabolism products	6 165	5 511	12

Oncology & Hematology
Gleevec/Glivec	2 780	2 204	26
Zometa	1 037	954	9
Sandostatin	852	749	14
Femara	850	679	25
Exjade	386	255	51
Other	275	206	33
Total Oncology & Hematology products	6 180	5 047	22

Neuroscience & Ophthalmics
Lucentis	658	223	195
Exelon/Exelon Patch	606	461	31
Comtan/Stalevo	376	303	24
Tegretol	354	304	16
Ritalin/Focalin	320	271	18
Trileptal	259	594	–56
Other	613	780	–21
Total strategic franchise products	3 186	2 936	9
Mature products	313	318	–2
Total Neuroscience & Ophthalmics products	3 499	3 254	8

Respiratory
Foradil	306	267	15
Tobramycin	219	201	9
Xolair	156	100	56
Other	77	60	28
Total strategic franchise products	758	628	21
Mature products	66	70	-6
Total Respiratory products	824	698	18

Immunology & Infectious Diseases (IID)
Neoral/Sandimmun	738	700	5
Myfortic	219	137	60
Aclasta/Reclast	169	10	NM
Elidel	118	133	–11
Other	261	185	41
Total strategic franchise products	1 505	1 165	29
Mature products	737	1 156	–36
Total IID products	2 242	2 321	–3

Additional mature products
Voltaren (Excluding OTC)	624	552	13
Enablex/Emselex	149	128	16
Prexige	21	81	–74
Zelnorm/Zelmac	8	83	–90
Other	189	198	–5
Total additional mature products	991	1 042	–5

Total strategic franchise products	16 658	14 169	18
Total mature products	3 243	3 704	–12
Total Division net sales(1)	19 901	17 873	11

NM – Not meaningful

(1) Net sales for the nine months to September 30, 2008, include a one-time contribution of USD 104 million from a brand-specific provision reversal following a Novartis review of accounting for rebate programs to US government health agencies. Individual brand sales may include contributions from the reversal of these provisions.

Third quarter – Pharmaceutical net sales by therapeutic area (unaudited)

	Q3 2008	Q3 2007	% change
	USD m	USD m	USD
Cardiovascular & Metabolism
Diovan	1 443	1 267	14
Lotrel	101	66	53
Exforge	115	25	360
Tekturna/Rasilez	40	9	344
Other	12	2	NM
Total strategic franchise products	1 711	1 369	25
Mature products (including Lescol)	361	369	–2
Total Cardiovascular & Metabolism products	2 072	1 738	19

Oncology & Hematology
Gleevec/Glivec	950	783	21
Zometa	360	318	13
Sandostatin	294	258	14
Femara	289	240	20
Exjade	148	98	51
Other	96	68	41
Total Oncology & Hematology products	2 137	1 765	21

Neuroscience & Ophthalmics
Lucentis	221	122	81
Exelon/Exelon Patch	215	164	31
Comtan/Stalevo	131	103	27
Tegretol	109	100	9
Ritalin/Focalin	100	78	28
Trileptal	86	198	–57
Other	188	247	–24
Total strategic franchise products	1 050	1 012	4
Mature products	102	106	–4
Total Neuroscience & Ophthalmics products	1 152	1 118	3

Respiratory
Foradil	97	87	11
Tobramycin	74	67	10
Xolair	61	36	69
Other	25	20	25
Total strategic franchise products	257	210	22
Mature products	17	18	–6
Total Respiratory products	274	228	20

Immunology & Infectious Diseases (IID)
Neoral/Sandimmun	235	243	–3
Myfortic	78	52	50
Aclasta/Reclast	66	5	NM
Elidel	35	39	–10
Other	93	68	37
Total strategic franchise products	507	407	25
Mature products	245	301	–19
Total IID products	752	708	6

Additional mature products
Voltaren (Excluding OTC)	206	196	5
Enablex/Emselex	54	47	15
Prexige	–2	29	NM
Zelnorm/Zelmac	3	–8	NM
Other	61	64	–5
Total additional mature products	322	328	–2

Total strategic franchise products	5 662	4 763	19
Total mature products	1 047	1 122	–7
Total Division net sales	6 709	5 885	14

NM – Not meaningful

Net sales by region (unaudited)

Nine months to September 30

			% change
	YTD 2008	YTD 2007		local	YTD 2008	YTD 2007
	USD m	USD m	USD	currencies	% of total	% of total
Pharmaceuticals
US	6 406	6 761	–5	–5	32	38
Rest of world	13 495	11 112	21	9	68	62
Total	19 901	17 873	11	4	100	100

Vaccines and Diagnostics
US	584	448	30	33	46	43
Rest of world	684	606	13	2	54	57
Total	1 268	1 054	20	15	100	100

Sandoz
US	1 327	1 457	–9	–10	23	28
Rest of world	4 426	3 741	18	6	77	72
Total	5 753	5 198	11	1	100	100

Consumer Health continuing operations
US	1 280	1 335	–4	–4	29	33
Rest of world	3 180	2 681	19	8	71	67
Total	4 460	4 016	11	4	100	100

Group continuing operations
US	9 597	10 001	–4	–4	31	36
Rest of world	21 785	18 140	20	8	69	64
Total	31 382	28 141	12	4	100	100

Net sales by region (unaudited)

Third quarter

		Q3	% change			Q3
	Q3 2008	2007		local	Q3 2008	2007
	USD m	USD m	USD	currencies	% of total	% of total
Pharmaceuticals
US	2 203	2 017	9	9	33	34
Rest of world	4 506	3 868	16	8	67	66
Total	6 709	5 885	14	9	100	100

Vaccines and Diagnostics
US	360	302	19	22	54	53
Rest of world	306	270	13	6	46	47
Total	666	572	16	14	100	100

Sandoz
US	428	504	–15	–15	23	28
Rest of world	1 471	1 279	15	6	77	72
Total	1 899	1 783	7	0	100	100

Consumer Health continuing operations
US	433	461	–6	–6	29	34
Rest of world	1 040	912	14	8	71	66
Total	1 473	1 373	7	3	100	100

Group continuing operations
US	3 424	3 284	4	4	32	34
Rest of world	7 323	6 329	16	8	68	66
Total	10 747	9 613	12	7	100	100

Quarterly analysis for continuing operations (unaudited)

Key figures by quarter

	Q3 2008	Q2 2008	Change
	USD m	USD m	USD m	%
Net sales	10 747	10 726	21	0
Operating income	2 335	2 461	–126	–5
Financial income	93	85	8	9
Interest expense	–96	–61	–35	57
Taxes	–338	–338	0	0
Net income	2 082	2 266	–184	–8

Net sales by region

	Q3 2008	Q2 2008	Change
	USD m	USD m	USD m	%
US	3 424	3 221	203	6
Europe	4 632	4 747	–115	–2
Rest of world	2 691	2 758	–67	–2
Total	10 747	10 726	21	0

Net sales by Division

	Q3 2008	Q2 2008	Change
	USD m	USD m	USD m	%
Pharmaceuticals	6 709	6 928	–219	–3
Vaccines and Diagnostics	666	322	344	107
Sandoz	1 899	1 948	–49	–3
Consumer Health continuing operations	1 473	1 528	–55	–4
Total	10 747	10 726	21	0

Operating income by Division

	Q3 2008	Q2 2008	Change
	USD m	USD m	USD m	%
Pharmaceuticals	1 743	2 178	–435	–20
Vaccines and Diagnostics	180	–75	255
Sandoz	293	246	47	19
Consumer Health continuing operations	292	304	–12	–4
Corporate income & expense, net	–173	–192	19	–10
Operating income from continuing operations	2 335	2 461	–126	–5
Discontinued Consumer Health operations	28	6	22
Total	2 363	2 467	–104	–4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: October 20, 2008	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial Reporting and Accounting